Barbara Borden

T: +1 858 550 6064

bborden@cooley.com

April 22, 2015

VIA EDGAR

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel F. Duchovny

Re:	Hyperion Therapeutics, Inc. Schedule TO-T filed April 9, 2015, amended April 14, 2015 by

Ghrian Acquisition Inc., Horizon Pharma, Inc. and Horizon Pharma plc

File No. SEC File No. 005-86934

Ladies and Gentlemen:

On behalf of our clients, Horizon Pharma, Inc. (“Parent”), Ghrian Acquisition Inc. (“Purchaser”) and Horizon Pharma plc (“Horizon Pharma plc,” and, together with Parent and Purchaser, the “Filing Persons”), we are hereby electronically filing with the Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to the Securities Exchange Act of 1934, as amended, Amendment No. 2 (the “Second Amendment”) to the Schedule TO-T, initially filed by the Filing Persons with the Commission on April 9, 2015 and first amended on April 14, 2015 (together, the “Schedule TO”).

The Second Amendment is being filed in response to the comments received from the Commission’s Division of Corporation Finance (the “Staff”) by letter dated April 17, 2015 from Daniel F. Duchovny (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering of the comments set forth in the Comment Letter, the text of which we have incorporated into this response letter for convenience. We are delivering one courtesy copy of the Second Amendment and one courtesy copy of this letter to Mr. Duchovny.

Staff Comments and Responses

Offer to Purchase

Acceptance for Payment and Payment for Shares, page 16

1. Comment: Please tell us how your plans to pay for restricted shares complies with Rule 14e-1(c), which requires prompt payment.

Response: We respectfully advise the Staff that Hyperion Therapeutics, Inc. (“Hyperion”) does not currently have any restricted shares outstanding.

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Certain Information Concerning Hyperion, page 24

2. Comment: You may not disclaim responsibility for your disclosure. Please revise the last sentence in the first paragraph of this section.

Response: In response to the Staff’s comment, Amendment No. 2 amends this paragraph by deleting the final sentence.

Source and Amount of Funds, page 26

3. Comment: Revise this section to disclose the interest rates and spreads applicable to your borrowings, as described in the commitment letter.

Response: As disclosed in the section titled “Source and Amounts of Funds” in the Schedule TO, in lieu of borrowing pursuant to the debt commitment letter to fund the purchase of all of the outstanding shares of Hyperion’s common stock (and to pay related fees and expenses), (i) Horizon Pharma plc has closed an underwritten public offering of 17,652,500 of its ordinary shares at a price to the public of $28.25 per share and received aggregate net proceeds of approximately $475.2 million, after deducting underwriting discounts and other offering expenses, and (ii) Horizon Pharma plc expects to, or one or more of its subsidiaries expect to, borrow up to an aggregate of approximately $800.0 million pursuant to an offering of senior notes (the “Senior Notes”), and the arrangement and syndication of a new senior unsecured term loan facility (the “Term Facility,” and, together with the Senior Notes, the “Substitute Debt Financing”). The Filing Persons will amend and supplement the relevant disclosures in the Schedule TO with the key terms of the Senior Notes and the Term Facility (including the interest rates applicable to such borrowings) when such information becomes available.

Conditions of the Offer, page 53

4. Comment: Revise this section to disclose all of the offer’s conditions in full rather than a summary of them, as stated in the first and second paragraph of this section.

Response: We acknowledge the Staff’s comment and, as requested, the Filing Persons have revised the referenced disclosures by amending the first and second paragraphs of this section as follows to make clear that the disclosures cover in full all of the conditions to the offer:

“The following ~~is a summary of the~~ sets forth the conditions of the Offer and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to

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the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and Parent.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms not otherwise defined in this Section 15 will have the meanings ascribed to them in the Merger Agreement.

~~This summary of the~~ The conditions to the Offer ~~has~~ have been included in this Offer to Purchase to provide you with information regarding the terms of the Offer and is not intended to modify or supplement any factual disclosures about Hyperion, Purchaser or Parent (or any of their respective subsidiaries or affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this ~~summary~~ list of conditions to the Offer are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Hyperion, Purchaser or Parent (or any of their respective subsidiaries or affiliates).”

5. Comment: We note your use of defined terms, such as “Restraint” on page 54, in the offer document. Please define this and every other such term in the offer document instead of including a cross-reference to a separate document.

Response: We acknowledge the Staff’s comment and, as requested, the Filing Persons have revised the Schedule TO so that each defined term used in the Schedule TO (including the term “Restraint”) is defined therein. However, in situations where the meaning of a defined term used in the Schedule TO is readily ascertainable to the reader from the context of the underlying disclosure, the Filing Persons have revised the Schedule TO so that such term appears in the lower case letters and not as a defined term to avoid any unnecessary confusion regarding the meaning of such term.

6. Comment: We note that the offer is not completely financed and is subject to a financing condition. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response: We acknowledge that the offer is not completely financed and is subject to a financing condition and that a material change will occur when the offer becomes fully financed. We hereby confirm that the Filing Persons will (i) promptly file an amendment to the Schedule TO disclosing this material change, (ii) disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-3(b)(1), and (iii) ensure that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer.

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7. Comment: We note your disclosure on page 7 that you do not believe your financial condition is relevant to a security holder’s decision to tender. We note, however, that you have included a financing condition in your offer to purchase. Thus, please provide the disclosure required by Item 10 of Schedule TO for each bidder or your legal analysis why such disclosure is not required. For additional guidance, refer to instruction (b) to Item 10 of Schedule TO.

Response: Item 10 of Schedule TO requires disclosure of certain financial information of the bidders if material. Pursuant to Instruction 2 to Item 10 of Schedule TO, financial statements of a bidder in a tender offer are not considered material when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) either the offeror is a public reporting company or the offer is for all outstanding securities of the subject class.

Horizon Pharma plc is a public reporting company and the offer is for all outstanding shares of Hyperion common stock, for consideration consisting solely of cash. The Financing Proceeds Condition will be satisfied or waived at least five business days prior to the final expiration of the offer, and upon such satisfaction or waiver, the circumstances described in the “safe harbor” pursuant to Instruction 2 to Item 10 of Schedule TO will be applicable.

Notwithstanding the availability of the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO, Instruction 1 to Item 10 of Schedule TO states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” The Filing Persons do not believe that the financial statements of the Filing Persons are material to Hyperion stockholders, for the following reasons:

•	As disclosed in the Offer to Purchase (see page 5), Purchaser is a newly formed entity, formed solely for the purpose of acquiring Horizon and has not engaged in any business except for activities related to its formation, the offer, the merger and arranging the related financing. The disclosure of financial statements for Purchaser would therefore not provide Hyperion stockholders with any additional meaningful information.

•	If the conditions to the offer (including the Minimum Condition) are satisfied, then upon the closing of the offer and consummation of the merger, all Hyperion stockholders, whether such stockholders tender Shares or not, will receive solely cash for such Shares and not stock or other securities of Parent or its affiliates. As a result, the financial condition and results of operations of the Filing Persons would not provide meaningful information to any of Hyperion’s stockholders as such stockholders will have no ongoing interest in the business or operations of Parent or its affiliates after the closing of the offer and consummation of the merger. Because Parent will own 100% of the shares of Hyperion, and there will be no minority interest with a continuing investment that could be impacted by the financial condition of Hyperion or Parent or the ability of Parent to provide or arrange for any future funding of Hyperion’s operations, Parent’s financial information and post-merger plans are irrelevant following the consummation of the offer and the merger.

•	To the extent the financing condition limits the availability of the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO, such condition does not result in financial statements

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being material to stockholders. As disclosed in the Schedule TO, the offer is conditioned upon receipt of funds from the financing (the “Debt Financing”) contemplated by the debt commitment letter, the Substitute Debt Financing described above or other alternative financing sources. The risk of repayment of the Debt Financing rests entirely on Horizon Pharma plc and its subsidiaries after the closing of the merger, and the Hyperion stockholders will have no interest in or involvement with the Debt Financing following the closing. Purchaser is relying on the Debt Financing and its existing cash resources to pay for the shares tendered in the offer and purchased in the merger. If the committed Debt Financing or the Substitute Debt Financing is not consummated, Purchaser has insufficient existing cash resources to purchase the shares of Hyperion common stock, and the offer condition would not be satisfied and Purchaser would not be obligated to purchase the tendered shares. Therefore, assessment of the financial statements of the Filing Persons is not material to the tendering parties’ decision whether to tender shares or the outcome of the tender offer. At the present time, no alternative financing arrangements or alternative financing plans (other than the Substitute Debt Financing and the completed equity offering described above) have been made in the event the financing contemplated by the debt commitment letter is not available.

•	Additionally, even though the offer is subject to a financing condition, the Filing Persons believe that providing stockholders financial statements will not supply stockholders with any material information regarding the certainty of the financing. This transaction is not one where the buyer is making an offer without specific financing commitments. Parent has received the debt commitment letter as attached to the Schedule TO. The lenders party to the debt commitment letter are sophisticated and experienced in these types of financings, and have reviewed the most recent consolidated financial statements of Horizon Pharma plc and Hyperion and made the determination to enter into the financing arrangements evidenced by the debt commitment letter after considering the combined companies’ creditworthiness and ability to service the debt. Although the financing contemplated by the debt commitment letter is subject to the execution of definitive loan documents and related agreements and the satisfaction of customary closing conditions such as the accuracy of the borrowers’ representations and warranties and the absence of a material adverse effect with respect to Hyperion, the lenders’ funding of the commitment is not conditioned upon the financial information of the Filing Persons.

Therefore, the Filing Persons respectfully submit that the financial condition of the Filing Persons is not material.

8. Comment: We note the language in the last paragraph in this section that the bidders’ failure “at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right.” If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

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Response: The Filing Persons respectfully acknowledge and confirm that if Purchaser determines to proceed with the offer despite the failure of any listed offer condition to be satisfied, Purchaser will promptly inform Hyperion security holders rather than waiting until the end of the offer period unless the condition is one where satisfaction of the condition may only be determined upon expiration of the tender offer.

9. Comment: With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: The Filing Persons respectfully acknowledge that if the Purchaser determines to proceed with the offer despite the failure of any listed offer condition to be satisfied, Purchaser would waive such condition and, depending on the materiality of the waived condition and the number of days remaining in the offer at the time of the waiver, Purchaser might be required under applicable tender offer rules to extend the offer and circulate new disclosure to Hyperion’s security holders.

*    *    *    *    *

The statement from the Filings Persons requested by the Staff is included as Annex A to this response letter. The Filings Persons respectfully requests the Staff’s assistance in completing the review of the Schedule TO and the Second Amendment at your earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please do not hesitate to call me at (858) 550-6064 or Sean Clayton at (858) 550-6034 with any comments or questions regarding the Second Amendment and this letter. We thank you for your time and attention.

Sincerely,

/s/ Barbara Borden Barbara Borden

cc:	Horizon Pharma plc

Brian Beeler

Cooley LLP

Barbara L. Borden

Sean Clayton

Annex A

United States Securities and Exchange Commission Page Seven

April 22, 2015

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Re:	Hyperion Therapeutics, Inc. Schedule TO-T filed April 9, 2015, amended April 14, 2015 by

Ghrian Acquisition Inc., Horizon Pharma, Inc. and Horizon Pharma plc

File No. SEC File No. 005-86934

Ladies and Gentlemen:

In connection with the above-captioned filings, each of the undersigned hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HORIZON PHARMA PLC

By:	/s/ Timothy P. Walbert
Name:	Timothy P. Walbert
Title:	Chairman, President and Chief Executive Officer

HORIZON PHARMA, INC.

By:	/s/ Timothy P. Walbert
Name:	Timothy P. Walbert
Title:	President and Chief Executive Officer

GHRIAN ACQUISITION INC.

By:	/s/ Timothy P. Walbert
Name:	Timothy P. Walbert
Title:	President and Chief Executive Officer